United States securities and exchange commission logo





                           August 25, 2021

       Gary Bechtel
       Chief Executive Officer
       Red Oak Capital Fund V, LLC
       625 Kenmoor Avenue SE, Suite 200
       Grand Rapids, Michigan 49546

                                                        Re: Red Oak Capital
Fund V, LLC
                                                            Registration
Statement on Form 1-A POS
                                                            Filed August 13,
2021
                                                            File No. 024-11263

       Dear Mr. Bechtel:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Melanie
Singh at (202) 551-4074 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Real Estate & Construction